Exhibit 5.1 - Legality opinion of Holme Roberts & Owen L.L.P.
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March 24, 2000


Board of Directors
Simtek Corporation
1465 Kelly Johnson Blvd. #301
Colorado Springs, CO  80920

Dear Gentlemen:

Reference is made to the registration statement on Form SB-2 to be filed with the Securities and Exchange Commission (the "Commission") on or about March 27, 1999 (the "Registration Statement") by Simtek Corporation, a Colorado corporation (the "Company"), for the purpose of registering under the Securities Act of 1933, as amended (the "Act"), 4,099,349 shares ("Shares") of its Common Stock, par value $0.01 per share (the "Common Stock"). The Shares include 3,547,385 shares of Common Stock offered for resale by one of the Company's shareholders (the "Selling Shareholder Shares") and 551,964 shares issuable upon conversion of a note payable (the "Conversion Shares").

As counsel for the Company, we have examined such documents and reviewed such questions of law as we have considered necessary or appropriate for the purpose of this opinion. Based on the foregoing, we are of the opinion that the Selling Shareholder Shares are, and the Conversion Shares, when issued and delivered by the Company pursuant to conversion of the note payable described in the Registration Statement, will be, legally issued, fully paid and non-assessable.

We consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or under the rules and regulations of the Commission.

We do not express an opinion on any matters other than those expressly set forth in this letter.

Sincerely,

Holme Roberts & Owen LLP



By: /s/ Garth B. Jensen
     Garth B. Jensen, Partner